Exhibit 99.1

Sapiens Reports Double-Digit Revenue Growth and Improved Profitability;

Raises 2015 Guidance for Full Year Revenue and Operating Margin

61.0% Year-Over-Year Increase in Non-GAAP Quarterly Operating Profit

HOLON, Israel, Aug. 5, 2015 /PRNewswire/ -- Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORTY), today announced its financial results for the second quarter ended June 30, 2015.

Second Quarter Highlights:

•	Non-GAAP revenue of $43.4 million, up 12.4% compared to $38.7 million in the second quarter of 2014. Excluding the impact of foreign currency exchange rates, revenue growth was 22.3%.

•	Non-GAAP operating profit increase by 61.0% and totaled $6.4 million or 14.8% operating margin, compared to $4.0 million, or 10.4% operating margin, in the second quarter of 2014.

•	Non-GAAP net income attributable to Sapiens’ shareholders totaled $5.2 million or $0.11 per diluted share increase of 45.2% compared to $3.6 million, or $0.07 per diluted share in the second quarter last year.

•	Cash, cash equivalents and securities investments as of June 30, 2015 was approximately $89.8 million, the company has no debt.

•	The Company increased full-year 2015 guidance. Management now expects revenues to be in a range of $176-$180 million, and operating margin to be in a range of 14%-14.5%

“We are pleased to report another strong quarter,” said Roni Al-Dor, President and CEO of Sapiens. “Solid growth and performance across all of our offerings, from all geographies, enabled us to deliver another quarter of double-digit revenue growth. We are seeing the benefits of our business model as operating margins expanded as a result of improvements in our base business that have led to a more efficient cost structure. We believe our first half results and our expectations for the second half of 2015 affirm our growth strategy and provide us with additional clarity to raise our guidance for the full year.”

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Mr. Al-Dor continued, “The investments we have made in products and sales have strengthened our competitive position and are driving customer wins around the world. We have developed a strong line up of industry leading technology solutions that are clearly resonating with both new and existing customers, resulting in new wins during the quarter. Our recent acquisition of Insseco, which is not reflected in the results of the second quarter, opens a presence for us in Poland and expands the company’s solid footprint in Europe. In addition, Sapiens expects to establish a regional delivery and development center in Poland to further support our global operations.”

Increased 2015 Outlook

Mr. Al-Dor added, “Based on the strength of our first half results and our outlook for the remainder of the year, we are raising our 2015 full year guidance. Acquisitions and recent contract wins are driving higher top-line growth while higher margin revenues and our on-going pursuit of operational efficiencies are having a positive impact on our operating margins.”

•	Full year 2015 revenue in the range of $176-$180 million, up from previous guidance of $174-$178 million, representing growth of approximately 20% over the prior year, on a constant currency basis.

•	Operating margins in the range of 14%-14.5%, up from previous guidance of 12%-13%.

Quarterly Results Conference Call

Sapiens management will host its earnings conference call today, August 5 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-281-1167; International: +972-3-918-0644; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until August 12, 2015, as follows

North America: 1-888-295-2634; International: +972-3-925-5918

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

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Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Sapiens shareholders, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net Profit, adjusted for stock-based compensation expense, depreciation and amortization, capitalized internal-use software development costs, Amortization of internal-use software development costs interest expense, provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business. The Company uses Adjusted EBITDA as a measurement of its operating performance because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflect an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting its business.

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About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 150 financial services organizations. The Sapiens team of approximately 1,300 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2014, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact:

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

US Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

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Summary of Non-GAAP financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended				Six months ended
	June 30,				June 30,
	2015		2014		2015		2014
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Revenues	43,436	100%	38,651	100%	84,450	100%	75,279	100%
Gross Profit	18,568	42.7%	15,675	40.6%	36,246	42.9%	30,323	40.3%
Operating profit	6,441	14.8%	4,001	10.4%	12,229	14.5%	7,653	10.2%
Net income to shareholders	5,230	12.0%	3,601	9.3%	9,957	11.8%	6,976	9.3%
Adjusted EBITDA	6,900	15.9%	4,417	11.4%	13,078	15.5%	8,437	11.2%

Basic earnings per share	0.11		0.08		0.21		0.15
Diluted earnings per share	0.11		0.07		0.20		0.14

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Six month ended
	June 30,		June 30 ,
	2015	2014	2015	2014

GAAP operating profit	5,890	3,383	10,976	6,557

Non GAAP adjustments:
Amortization of capitalized software	1,135	1,459	2,350	2,506
Amortization of other intangible assets	608	557	1,129	1,118
Capitalization of software development	(1,553)	(1,686)	(2,865)	(3,087)
Compensation related to acquisition	71	-	71	-
Stock-based compensation	290	288	568	559

Non GAAP operating profit	6,441	4,001	12,229	7,653

Depreciation	459	416	849	784

Adjusted EBITDA	6,900	4,417	13,078	8,437

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Revenues by category
U.S. dollars in thousands

	Three months ended June 30, 2015		Six month ended June 30, 2015
	Revenues	Percentage	Revenues	Percentage

License	2,615	6.0%	5,872	7.0%
Services and Maintenance	40,821	94.0%	78,578	93.0%
Total	43,436	100.0%	84,450	100.0%

Revenues by geographic breakdown
U.S. dollars in thousands

	Three months ended June 30, 2015		Six months ended June 30, 2015
	Revenues	Percentage	Revenues	Percentage

North America	14,294	32.9%	27,994	33.1%
Europe	23,743	54.7%	46,896	55.6%
APAC	5,399	12.4%	9,560	11.3%
Total	43,436	100%	84,450	100%

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	43,436	38,651	84,450	75,279
Cost of revenue	26,218	24,653	50,963	47,904

Gross profit	17,218	13,998	33,487	27,375

Operating Expenses:
Research and development, net	2,385	2,855	5,006	5,744
Selling, marketing, general and administrative	8,943	7,760	17,505	15,074
Total operating expenses	11,328	10,615	22,511	20,818

Operating income	5,890	3,383	10,976	6,557

Financial income, net	14	(11)	344	(57)
Taxes and other expenses, net	1,189	283	1,728	462

Net income	4,687	3,111	8,904	6,152

Attributable to non-controlling interest	(19)	6	39	25

Net income attributable to Sapiens' shareholders	4,706	3,105	8,865	6,127

Basic earnings per share	0.10	0.07	0.19	0.13

Diluted earnings per share	0.10	0.06	0.18	0.13

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	47,910	47,177	47,809	46,797

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,213	48,759	49,098	48,362

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SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Non-GAAP revenue	43,436	38,651	84,450	75,279

GAAP gross profit	17,218	13,998	33,487	27,375
Amortization of capitalized software	1,135	1,459	2,350	2,506
Amortization of other intangible assets	215	218	409	442
Non-GAAP gross profit	18,568	15,675	36,246	30,323

GAAP operating income	5,890	3,383	10,976	6,557
Gross profit adjustments	1,350	1,677	2,759	2,948
Capitalization of software development	(1,553)	(1,686)	(2,865)	(3,087)
Amortization of other intangible assets	393	339	720	676
Compensation related to acquisition	71	-	71	-
Stock-based compensation	290	288	568	559
Non-GAAP operating income	6,441	4,001	12,229	7,653

GAAP net income attributable to Sapiens' shareholders	4,706	3,105	8,865	6,127
Operating income adjustments	551	618	1,253	1,096
Other	(27)	(122)	(161)	(247)
Non-GAAP net income attributable to Sapiens' shareholders	5,230	3,601	9,957	6,976

Non-GAAP basic earnings per share	0.11	0.08	0.21	0.15

Non-GAAP diluted earnings per share	0.11	0.07	0.20	0.14

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	47,910	47,177	47,809	46,797

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,213	48,759	49,098	48,362

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	June 30,	December 31,
	2015	2014
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	51,053	47,400
Trade receivables, net	27,384	28,540
Other receivables and prepaid expenses	5,849	3,962
Deferred Taxes	2,240	2,319

Total current assets	86,526	82,221

LONG-TERM ASSETS:
Marketable Securities	38,780	33,098
Property and equipment, net	5,293	4,763
Severance pay fund	6,493	10,735
Other intangible assets, net	28,568	27,060
Other long-term assets	2,445	3,248
Goodwill	71,351	67,698

Total long-term assets	152,930	146,602

TOTAL ASSETS	239,456	228,823

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	4,210	2,952
Accrued expenses and other liabilities	30,471	25,159
Deferred revenue	10,722	9,272

Total current liabilities	45,403	37,383

LONG-TERM LIABILITIES:
Other long-term liabilities	5,251	3,105
Accrued severance pay	7,458	11,980

Total long-term liabilities	12,709	15,085

REDEEMABLE NON-CONTROLLING INTEREST	242	159

EQUITY	181,102	176,196

TOTAL LIABILITIES AND EQUITY	239,456	228,823

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

U.S. Dollars in thousands

	For the six months ended June 30
	2015	2014
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	8,904	6,152
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	4,328	4,408
Amortization of premium and accrued interest on marketable securities	(184)	23
Stock-based compensation related to options issued to employees	568	559
Decrease (increase) in trade receivables	1,975	(1,790)
Deferred tax assets	1,808	85
Decrease in other operating assets	395	299
Increase (decrease) in trade payables	1,294	(1,994)
Increase in other operating liabilities	1,869	3,053
Increase in deferred revenues	1,502	1,001
Severance pay	(304)	152

Net cash provided by operating activities	22,155	11,948

Cash flows from investing activities:
Purchase of property and equipment	(1,209)	(1,224)
Purchase of marketable securities	(6,524)	(34,786)
Proceeds from sales of marketable securities	1,015	-
Payments for business acquisition, net of cash acquired	(1,736)	-
Increase in capitalized software development costs	(2,865)	(3,087)
Decrease (increase) in Restricted Cash	(1,712)	541

Net cash used in investing activities	(13,031)	(38,556)

Cash flows from financing activities:
Distribution of dividend	(6,486)	-
Proceeds from employee stock options exercised	501	1,305

Net cash provided by financing activities	(5,985)	1,305

Effect of exchange rate changes on cash and cash equivalents	514	364

Increase in cash and cash equivalents	3,653	(24,939)
Cash and cash equivalents at the beginning of period	47,400	70,313

Cash and cash equivalents at the end of period	51,053	45,374

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